UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 17, 2006 (January 11, 2006)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets.

On January 11, 2006, Behringer Harvard REIT I, Inc. (which may be referred to as the "Registrant," "we," "our" and "us") acquired a single-story office building containing approximately 333,275 rentable square feet located on approximately 33 acres of land in Cherry Hill, New Jersey ("Woodcrest Center") through our acquisition of Woodcrest Road Associates, L.P., and Woodcrest Road Urban Renewal, LLC through Behringer Harvard Woodcrest I, LLC ("BH I"), which acquired a 1% general partnership interest in Woodcrest Road Associates, L.P., Behringer Harvard Woodcrest II, LLC ("BH II"), which acquired a 99% limited partnership interest, and Behringer Harvard Woodcrest III, LLC ("BH III"), which acquired 100% of the membership interests in Woodcrest Road Urban Renewal, LLC. BH I, BH II, and BH III are all wholly-owned subsidiaries of Behringer Harvard Woodcrest Holdings, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The total contract purchase price of Woodcrest Center, exclusive of closing costs and initial escrows, was $70,000,000. We used borrowings of $50,400,000 under a loan agreement (the "Woodcrest Center Loan Agreement") with Citigroup Global Markets Realty Corp. (the "Woodcrest Center Lender") to pay a portion of such contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public. For a description of the Woodcrest Center Loan Agreement, see Item 2.03 below. The Woodcrest Center Loan Agreement has also been filed as Exhibit 99.2 to this Current Report on Form 8-K.

The purchase price for the transaction was determined through negotiations between the Woodcrest Center sellers, Woodcrest Road Associates, L.P., Woodcrest Road Urban Renewal, LLC, and other owners named in the agreement (collectively, the "Sellers"), and Behringer Advisors LP, our advisor, and its affiliates. In evaluating Woodcrest Center as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from the tenants from rent and expense reimbursements less Woodcrest Center's actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, quality of tenants, length of leases, price per square foot and occupancy. Our advisor believes that Woodcrest Center is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained, adequately insured and has been professionally managed.

Woodcrest Center, which was originally constructed in the 1960's and was recently renovated , is 93% leased and includes the following major tenants: Towers, Perrin, Forster and Crosby, Inc. ("Towers"); Equity One, Inc. ("Equity One") and American Water Works Company, Inc. ("American Water").

Towers, a human resources outsourcing company that provides comprehensive outsourcing and consulting services to organizations throughout the world, leases 200,000 square feet of Woodcrest Center for an annual rent of $4,500,000 under a lease that expires in August 2015 with a three, five or seven-year renewal option followed by a second five-year renewal option available.

Equity One, a subsidiary of Popular North America, Inc., is a provider of mortgage loans as well as retail financing to merchants and dealers. Equity One leases 57,166 square feet of Woodcrest Center for a current annual rent of $256,104, increasing to $1,114,737 annually beginning June 2006, under a lease that expires in May 2011 with two five-year renewal options available.

American Water, a municipal provider of water services, leases 54,587 square feet of Woodcrest Center for an annual rent of $1,119,033 under a lease that expires in February 2011 with an option to renew the lease until December 31, 2011. In addition, under certain conditions set forth in the lease, American Water may be granted two additional three-year renewal options.

HPT Management Services LP (the "Woodcrest Center Property Manager"), our affiliate, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Woodcrest Center. Among other things, the Woodcrest Center Property Manager has the authority to negotiate and enter into leases of Woodcrest Center on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. The Woodcrest Center Property Manager has subcontracted certain of its on-site management and leasing services to Trammell Crow Company.

As compensation for its services, the Woodcrest Center Property Manager or its affiliates is entitled to reimbursements for its out-of-pocket costs and on-site personnel costs and the following compensation:

1.   A property management fee equal to 3% of the monthly gross revenues from Woodcrest Center.

2.   An annual asset management fee equal to 0.6% of the asset value.

On January 12, 2006, we issued a press release announcing the acquisition of Woodcrest Center. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

We entered into the Woodcrest Center Loan Agreement on January 11, 2006. The interest rate under the loan is fixed at 5.08585% per annum. Initial monthly payments of interest are required through January 2011, with monthly payments of $273,209 required beginning February 2011 and continuing through December 11, 2015, with any remaining balance due at the maturity date, January 11, 2016. Prepayment, in whole (but not in part), is permitted from and after the third monthly payment date prior to the maturity date, provided that at least fifteen days prior written notice is given.

In addition, we have guaranteed payment of the obligation under the Woodcrest Center Loan Agreement in the event that, among other things (i) Woodcrest Road Associates, L.P., or Woodcrest Road Urban Renewal, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against the initial borrower under the Woodcrest Center Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Woodcrest Road Associates, L.P., or Woodcrest Road Urban Renewal, LLC or any of its affiliates. Our Guaranty Agreement has been filed as Exhibit 99.6 to this Form 8-K and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

Because it is impracticable to provide the required financial statements for the acquired real property described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, we hereby confirm that the required financial statements will be filed on or before March 29, 2006, by amendment to this Form 8-K, which date is within the period allowed to file such an amendment.

(b) Pro Forma Financial Information.

See Paragraph (a) above.

(c)   Exhibits.

99.1   Press Release dated January 12, 2006

99.2   Loan Agreement between Citigroup Global Markets Realty Corp. and Woodcrest Road Associates, L.P. and Woodcrest Road Urban Renewal, LLC

99.3   Promissory Note made between Woodcrest Road Associates, L.P. and Woodcrest Road Urban Renewal, LLC and Citigroup Global Markets Realty Corp.

99.4   Mortgage, Assignment of Leases and Rents and Security Agreement by Woodcrest Road Associates, L.P. and Woodcrest Road Urban Renewal, LLC, as borrower in favor of Citigroup Global Markets Realty Corp.

99.5   Assignment of Leases and Rents by Woodcrest Road Associates, L.P. and Woodcrest Road Urban Renewal, LLC to Citigroup Global Markets Realty Corp.

99.6   Guaranty of Recourse Obligations made by Behringer Harvard REIT I, Inc., as guarantor in favor of Citigroup Global Markets Realty Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: January 17, 2006

By: /s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer